RADICA GAMES LIMITED

               CONSOLIDATED STATEMENTS OF CASH FLOWS - (UNAUDITED)


                                                              THREE MONTHS ENDED
                                                                MARCH 31, 1998
                                                                   USD '000
CASH FLOW FROM OPERATING ACTIVITIES:
 NET INCOME                                                    $         8,828

 ADJUSTMENTS TO RECONCILE NET INCOME TO
  NET CASH PROVIDED BY OPERATING ACTIVITIES:
  Depreciation                                                             466
  Share of loss of affiliated company                                       45
  Loss on disposal of property, plant and equipment                          1

 CHANGE IN ASSETS AND LIABILITIES:
  Accounts receivable                                                   (2,432)
  Inventories                                                           (4,770)
  Prepaid expenses and other current assets                                402
  Accounts payable                                                       2,959
  Accrued payroll and employee benefits                                   (825)
  Commissions payable                                                      300
  Accrued advertising expenses                                           1,636
  Accrued sales expenses                                                   717
  Accrued warranty expenses                                                420
  Accrued other expenses                                                   270
  Income taxes payable                                                     (83)
                                                              -----------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                               7,934

 CASH FLOW FROM INVESTING ACTIVITIES:
 Decrease in short term investments                                      5,012
 Proceeds from sale of property, plant and equipment                        12
 Purchases of property, plant and machinery                             (1,971)
                                                              -----------------
 NET CASH PROVIDED BY INVESTING ACTIVITIES                               3,053

 CASH FLOW FROM FINANCING ACTIVITIES:
 Funds from stock options exercised                                        717
 Repurchase of common stock                                            (12,116)
                                                              -----------------
 NET CASH USED IN FINANCING ACTIVITIES                                 (11,399)

 NET DECREASE IN CASH AND CASH EQUIVALENTS                                (412)

 CASH AND CASH EQUIVALENTS:
   AT BEGINNING OF PERIOD                                               41,977
                                                              -----------------
   AT END OF PERIOD                                           $         41,565
                                                              =================

                              RADICA GAMES LIMITED

               CONSOLIDATED STATEMENTS OF CASH FLOWS - (UNAUDITED)


                                                               SIX MONTHS ENDED
                                                                 JUNE 30, 1998
                                                                   USD '000
CASH FLOW FROM OPERATING ACTIVITIES:
 NET INCOME                                                    $        18,989

 ADJUSTMENTS TO RECONCILE NET INCOME TO
  NET CASH PROVIDED BY OPERATING ACTIVITIES:
  Depreciation                                                             956
  Amortization                                                             833
  Share of loss of affiliated company                                       98
  Acquired research & development                                        1,500
  Loss on disposal of property, plant and equipment                          5

 CHANGE IN ASSETS AND LIABILITIES:
  Accounts receivable                                                   (5,579)
  Inventories                                                           (8,147)
  Prepaid expenses and other current assets                                425
  Accounts payable                                                       2,152
  Accrued payroll and employee benefits                                    483
  Commissions payable                                                      370
  Accrued advertising expenses                                           1,820
  Accrued sales expenses                                                   989
  Accrued warranty expenses                                               (223)
  Accrued other expenses                                                 1,029
  Income taxes payable                                                    (151)
                                                                ---------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                              15,549

 CASH FLOW FROM INVESTING ACTIVITIES:
 Decrease in short term investments                                      5,012
 Proceeds from sale of property, plant and equipment                        13
 Purchases of property, plant and machinery                             (3,998)
 Purchase of intangible assets                                          (2,400)
 Investment in an affiliate company                                       (963)
                                                                ---------------
 NET CASH USED IN INVESTING ACTIVITIES                                  (2,336)

 CASH FLOW FROM FINANCING ACTIVITIES:
 Funds from stock options exercised                                        822
 Repurchase of common stock                                            (13,741)
                                                                ---------------
 NET CASH USED IN FINANCING ACTIVITIES                                 (12,919)

 NET INCREASE IN CASH AND CASH EQUIVALENTS                                 294

 CASH AND CASH EQUIVALENTS:
   AT BEGINNING OF PERIOD                                               41,977
                                                                ---------------
   AT END OF PERIOD                                             $       42,271
                                                                ===============

                              RADICA GAMES LIMITED

               CONSOLIDATED STATEMENTS OF CASH FLOWS - (UNAUDITED)


                                                               NINE MONTHS ENDED
                                                              SEPTEMBER 30, 1998
                                                                   USD '000
CASH FLOW FROM OPERATING ACTIVITIES:
 NET INCOME                                                   $         33,908

 ADJUSTMENTS TO RECONCILE NET INCOME TO
  NET CASH PROVIDED BY OPERATING ACTIVITIES:
  Depreciation                                                           1,460
  Amortization                                                           1,333
  Share of loss of affiliated company                                      263
  Acquired research & development                                        1,500
  Loss on disposal of property, plant and equipment                         16

 CHANGE IN ASSETS AND LIABILITIES:
  Accounts receivable                                                  (14,531)
  Inventories                                                          (15,052)
  Prepaid expenses and other current assets                                343
  Accounts payable                                                      10,203
  Accrued payroll and employee benefits                                  1,343
  Commissions payable                                                      668
  Accrued advertising expenses                                           4,264
  Accrued sales expenses                                                 1,149
  Accrued warranty expenses                                               (13)
  Accrued other expenses                                                   799
  Income taxes payable                                                     597
                                                             ------------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                              28,250

 CASH FLOW FROM INVESTING ACTIVITIES:
 Decrease in short term investments                                      5,012
 Proceeds from sale of property, plant and equipment                        13
 Purchases of property, plant and machinery                             (5,119)
 Purchase of intangible assets                                          (2,400)
 Investment in an affiliate company                                       (963)
                                                             ------------------
 NET CASH USED IN INVESTING ACTIVITIES                                  (3,457)

 CASH FLOW FROM FINANCING ACTIVITIES:
 Funds from stock options exercised                                        972
 Repurchase of common stock                                            (31,526)
                                                             ------------------
 NET CASH USED IN FINANCING ACTIVITIES                                 (30,554)

 NET DECREASE IN CASH AND CASH EQUIVALENTS                              (5,761)

 CASH AND CASH EQUIVALENTS:
   AT BEGINNING OF PERIOD                                               41,977
                                                             ------------------
   AT END OF PERIOD                                          $          36,216
                                                             ==================

                              RADICA GAMES LIMITED

               CONSOLIDATED STATEMENTS OF CASH FLOWS - (UNAUDITED)


                                                                 YEAR ENDED
                                                              DECEMBER 31, 1997
                                                                  USD '000
CASH FLOW FROM OPERATING ACTIVITIES:
 NET INCOME                                                   $         34,050

 ADJUSTMENTS TO RECONCILE NET INCOME TO
  NET CASH PROVIDED BY OPERATING ACTIVITIES:
  Depreciation                                                           1,642
  Amortization                                                             665
  Share of loss of affiliated company                                      174
  Gain on disposal of property, plant and equipment                        (26)

 CHANGE IN ASSETS AND LIABILITIES:
  Accounts receivable                                                   (3,292)
  Inventories                                                           (3,009)
  Prepaid expenses and other current assets                               (597)
  Accounts payable                                                       3,412
  Accrued payroll and employee benefits                                  1,077
  Commissions payable                                                       74
  Accrued advertising expenses                                             895
  Accrued sales expenses                                                 (564)
  Accrued warranty expenses                                                831
  Accrued other expenses                                                    38
  Income taxes payable                                                     296
                                                               ---------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                              35,666

 CASH FLOW FROM INVESTING ACTIVITIES:
 Increase in short term investments                                     (4,934)
 Proceeds from sale of property, plant and equipment                        86
 Purchases of property, plant and machinery                             (1,365)
 Investment in an affiliate company                                     (1,000)
                                                               ----------------
 NET CASH USED IN INVESTING ACTIVITIES                                  (7,213)

 CASH FLOW FROM FINANCING ACTIVITIES:
 Funds from stock options exercised                                        264
 Repurchase of common stock                                               (496)
 Repayment of long term debt                                               (50)
                                                               ----------------
 NET CASH USED IN FINANCING ACTIVITIES                                    (282)


 NET INCREASE IN CASH AND CASH EQUIVALENTS                              28,171

 CASH AND CASH EQUIVALENTS:
   AT BEGINNING OF YEAR                                                 13,806
                                                               ----------------
   AT END OF YEAR                                              $        41,977
                                                               ================